FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                     Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 20 December 2006	By	/s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 30 November 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (01 November 2006)	Company purchases its own securities through Credit Suisse (Europe) Limited. (15 November 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse (Europe) Limited. (02 November 2006)	Company purchases its own securities through Credit Suisse (Europe) Limited. (16 November 2006)

Announcement	Announcement
Mr Malcolm informs the Company of his beneficial interest. (03 November 2006)	Company purchases its own securities through Credit Suisse (Europe) Limited. (17 November 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse (Europe) Limited. (03 November 2006)	Company purchases its own securities through Credit Suisse (Europe) Limited. (20 November 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse (Europe) Limited. (06 November 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (21 November 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse (Europe) Limited. (07 November 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (22 November 2006)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (08 November 2006)	Company purchases its own securities through Credit Suisse (Europe) Limited. (22 November 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (08 November 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (23 November 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (09 November 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (24 November 2006)

Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Messrs Menezes and Proctor inform the Company of their beneficial interests. Mr Rose informs the Company of his beneficial interests. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests. Company notified of transactions in respect of the Diageo Employee Benefit Trust.
(10 November 2006)
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (27 November 2006)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (10 November 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (28 November 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (10 November 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (29 November 2006)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (13 November 2006)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (30 November 2006)

Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (14 November 2006)

Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (15 November 2006)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 01-Nov-06
Number	4035L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,400,000 ordinary shares at a price of 969.74 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 02-Nov-06
Number	4872L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,900,000 ordinary shares at a price of 972.22 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:45 03-Nov-06
Number	PRNUK-0311
TO: Regulatory Information Service

     PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification below is in respect of a transaction of which was received under Paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that it received notification on 2 November 2006 from Mr R Malcolm, a Person Discharging Managerial Responsibilities, that on 30 October 2006 he exercised options over 19,729 American Depository Shares in the Company (‘ADS’)* granted on 13 September 2000 at a price per ADS of $33.27 under the Company's Senior Executive Share Option Plan and sold 19,229 ADSs at a price per share of $74.31.
Mr Malcolm retains beneficial ownership of the balance of 500 ADSs.
As a result of the above transactions, Mr Malcolm’s interest in the Company’s Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) has increased to 22,228 (held as ADSs).
(*1 ADS is the equivalent of 4 Ordinary Shares).
3 November 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 03-Nov-06
Number	5591L

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 950,000 ordinary shares at a price 970.95 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 06-Nov-06
Number	6306L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 950,000 ordinary shares at a price 970.91 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 07-Nov-06
Number	7038L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 750,000 ordinary shares at a price 973.99 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:14 08-Nov-06
Number	PRNUK-0811

TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,640 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,208,778 Ordinary Shares as treasury shares and the and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,747,455,319.
8 November 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 08-Nov-06
Number	7813L
Diageo plc (the ‘Company’) announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 900,000 ordinary shares at a price of 978.21 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 09-Nov-06
Number	8537L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,150,000 ordinary shares at a price of 986.52 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:09 10-Nov-06
Number	PRNUK-1011
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below, with the exception of notification 2, are each in respect of transactions of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, section 324 of the Companies Act 1985. Notification 2 listed below is in respect of a transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules.

Diageo plc (the ‘Company’) announces that:
1. it received notification on 10 November 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 October 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 November 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.895.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
2. it received notification on 9 November 2006 from the PDMRs below that they became aware that they acquired American Depository Shares (‘ADS’) as a result of the reinvestment of the Company’s final dividend paid on 27 October 2006 on their holdings in the Diageo US Sharevalue Plan:

Name of PDMR	Number of ADS*

I Menezes	21

T Proctor	40
The ADS were purchased on 30 October 2006 at a price of $62.73 per ADS.
3. it received notification on 9 November 2006 from Mr NC Rose, a director of the Company, that on 9 November 2006 he exercised options over 212,450 Ordinary Shares granted on 11 October 2002 at a price per share of £7.59 under the Company’s Senior Executive Share Option Plan and sold 202,450 Ordinary Shares at a price per share of £9.885.
Mr Rose retains beneficial ownership of the balance of 10,000 Ordinary Shares.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	310,829

P S Walsh	575,954

Name of PDMR	Number of Ordinary Shares

S Fletcher	110,294

J Grover	152,435

I Menezes	241,014 (of which 37,004 are held in the form of ADS*)

A Morgan	141,926

G Williams	189,115 (of which 5,559 are held in the form of ADS*)

Name of PDMR	Number of ADS*

T Proctor	27,041
4. it received notification on 10 November 2006 from Lord Blyth, a director of the Company, that he has purchased 1,004 Ordinary Shares on 10 November 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £ 10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.895.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 135,810.
5. it received notification on 10 November 2006 from Todd Stitzer, a director of the Company, that he has purchased 101 Ordinary Shares on 10 November 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.895.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,528.

6. it received notification on 9 November 2006 from Appleby Trust (Jersey) Limited, as trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) that they had transferred 212,450 Ordinary Shares to a beneficiary of the Employee Benefit Trust following an exercise of options under the Company’s Senior Executive Share Option Plan on 9 November 2006.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 5,997,992 shares.
Directors who are potential beneficiaries of the Employee Benefit Trust are PS Walsh and NC Rose.
10 November 2006.
(*1 ADS is the equivalent of 4 Ordinary Shares.)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:14 10-Nov-06
Number	PRNUK-1011
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 4,251 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,204,527 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,745,409,570.
10 November 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 10-Nov-06
Number	9305L
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,500,000 ordinary shares at a price of 991.99 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 13-Nov-06
Number	0053M

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,525,000 ordinary shares at a price of 997.46 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 14-Nov-06
Number	0794M
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 997.18 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:42 15-Nov-06
Number	PRNUK-1511
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares

Diageo plc (the ‘Company’) announces that today, it released from treasury 5,521 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,199,006 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,741,690,091.
15 November 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 15-Nov-06
Number	1588M
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 900,000 ordinary shares at a price of 999.76 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 16-Nov-06
Number	2346M

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,150,000 ordinary shares at a price of 992.37 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:01 17-Nov-06
Number	3127M
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,050,000 ordinary shares at a price of 997.29 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 20-Nov-06
Number	3872M
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 960,000 ordinary shares at a price of 996.37 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 21-Nov-06
Number	4712M

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,000,000 ordinary shares at a price of 998.37 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:14 22-Nov-06
Number	PRNUK-2211
TO: Regulatory Information Service
     PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 324 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 281,198,682 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,736,630,415.
22 November 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 22-Nov-06
Number	5503M
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 800,000 ordinary shares at a price of 992.39 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 23-Nov-06
Number	6379M
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 991.33 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 24-Nov-06
Number	7117M

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 800,000 ordinary shares at a price of 984.04 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 27-Nov-06
Number	7880M
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,142,000 ordinary shares at a price of 980.71 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 28-Nov-06
Number	8639M
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,180,000 ordinary shares at a price of 985.03 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 29-Nov-06
Number	9489M

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,100,000 ordinary shares at a price of 984.17 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 30-Nov-06
Number	0334N
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,750,000 ordinary shares at a price of 981.19 pence per share.
END